Filed by BlackRock Apex Municipal Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company:  BlackRock MuniAssets Fund, Inc.
Commission File No. 811-07642

Contact:
1-800-882-0052

Certain BlackRock Tax-Exempt Closed-End Funds Announce Results of Joint Special Meeting of Shareholders

New York, December 17, 2010 – BlackRock Advisors, LLC announced today that, at a special meeting of shareholders of BlackRock MuniAssets Fund, Inc. (NYSE:MUA) held today, shareholders of MUA have approved the reorganization of MUA with BlackRock Apex Municipal Fund, Inc (NYSE:APX) (the “Reorganization”).

A special meeting of APX shareholders with respect to the Reorganization was also held today, and has been adjourned upon shareholder motion to allow additional time to further solicit votes of APX shareholders. The reconvened special meeting of APX shareholders will be held at 800 Scudders Mill Road, Plainsboro, New Jersey at 9:00 a.m. on January 14, 2011.  Subject to approval from APX shareholders and customary closing conditions being satisfied, it is currently expected that the Reorganization would be completed in the first quarter of 2011.  The Reorganization, if completed, would occur based on the relative net asset values of APX and MUA.

BlackRock Advisors, LLC also announced today that, at the special meetings of shareholders held today, shareholders of MUA and APX have approved changes to certain investment guidelines on APX and MUA, as outlined in the Notice of Joint Special Meeting of Shareholders previously mailed to shareholders.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including MUA, the surviving fund in the Reorganization. Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in its entirety the Joint Proxy Statement/Prospectus relating to the Reorganization which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about MUA.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At September 30, 2010, BlackRock’s AUM was $3.446 trillion. BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. Headquartered in New York City, as of September 30, 2010, the firm has approximately 8,900 employees in 24 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit the firm’s website at www.blackrock.com

Forward-Looking Statements

This press release, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the Fund’s net asset value; (2) the performance of the Fund’s investments; (3) the impact of increased competition; (4) the extent and timing of any distributions or share repurchases; (5) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or BlackRock, as applicable; and (6) BlackRock’s ability to attract and retain highly talented professionals.

The Annual and Semi-Annual Reports and other regulatory filings of the Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on our website is not a part of this press release.

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